

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

<u>Via e-mail</u>
Allen Zhang
Chief Financial Officer
Pansoft Company Limited
3/F Qilu Software Park Building
Jinan Hi-Tech Zone,
Jinan, Shandong, PRC 250101

>   **Re: Pansoft Company Limited**
>   **Form 20-F and Form 20-F/A**
>   **Filed November 8, 2010 and October 26, 2011, respectively**
>   **File No. 001-34168**

Dear Mr. Zhang:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Kathleen Collins
>
>   Kathleen Collins
>   Accounting Branch Chief